

SOMERSET
CPAs AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan

We have reviewed management's statements, included in the accompanying HALL & ROMKEMA FINANCIAL SERVICES, LLC Assertions exemption report, in which (1) HALL & ROMKEMA FINANCIAL SERVICES, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which HALL & ROMKEMA FINANCIAL SERVICES, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) Hall & Romkema Financial Services, LLC stated that HALL & ROMKEMA FINANCIAL SERVICES, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Hall & Romkema Financial Services, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other requires procedures to obtain evidence about the HALL & ROMKEMA FINANCIAL SERVICES, LLC'S compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Somerset CPAs PC

Indianapolis, Indiana
February 18, 2016

3925 River Crossing Pkwy, Suite 300 | Indianapolis, IN 46240 | 317.472.2200/800.469.7206 | somersetcpas.com